NEW WAY HOMES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2017

NEW WAY HOMES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2017

WALTERS & KONDRASHEFF
Certified Public Accountants
4 Carbonero Way, Suite A
Scotts Valley, CA 95066
Telephone (831) 429-8617
FAX (831) 429-6537
www.waltersandkondrasheff.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
New Way Homes, Inc.

We have audited the accompanying financial statements of New Way Homes, Inc. (a nonprofit organization), which comprise the statement of financial position as of December 31, 2017, and the related statements of activities and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Way Homes, Inc. as of December 31, 2017, and the changes in its net assets and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Walters & Kondrasheff

Walters & Kondrasheff
Certified Public Accountants
Santa Cruz, California
September 9, 2018

NEW WAY HOMES, INC.
STATEMENT OF FINANCIAL POSITION
December 31, 2017

ASSETS

CURRENT ASSETS

Cash (Note 2)	$ 265,315
Pledges Receivable	10,000
Prepaid Expenses	4,966
Total Current Assets	280,281

NON-CURRENT ASSETS

Related Party Note & Interest Receivable (Note 4)	625,616

FIXED ASSETS

Computers (net of $27 accumulated depreciation)	1,607

OTHER ASSETS

Work in Process (Note 7)	1,516
Restricted Cash (Note 2)	6,500
Loan Fees	7,750
TOTAL ASSETS	**$ 923,270**

LIABILITIES AND NET ASSETS

CURRENT LIABILITIES

Accounts Payable	$ 1,034
Accrued Interest	30,003
Deferred Exchange Transaction (Note 7)	111,226
Total Current Liabilities	142,263

NON-CURRENT LIABILITIES

Notes Payable (Note 5)	376,500
TOTAL LIABILITIES	**518,763**

NET ASSETS

Unrestricted, Undesignated	294,507
Temporarily Restricted	110,000
Total Net Assets	404,507
TOTAL LIABILITIES AND NET ASSETS	**$ 923,270**

See accompanying notes and independent auditor's report.

NEW WAY HOMES, INC.
STATEMENT OF ACTIVITIES
For the Year Ended December 31, 2017

	Unrestricted	Temporarily Restricted	Total
REVENUE			
Grants & Contributions	$ 1,274	$ 10,000	$ 11,274
Interest Income	24,398	-	24,398
Donated Services	4,800	-	4,800
Total Revenue	30,472	10,000	40,472
EXPENSES:			
Program Services	37,464	-	37,464
General and Administrative	27,147	-	27,147
Fundraising	956	-	956
Total Expenses	65,567	-	65,567
INCREASE (DECREASE) IN NET ASSETS	(35,095)	10,000	(25,095)
NET ASSETS (DEFICIT), BEGINNING OF YEAR	(70,398)	500,000	429,602
NET ASSETS RELEASED FROM RESTRICTION	400,000	(400,000)	-
NET ASSETS, END OF YEAR	$ 294,507	$ 110,000	$ 404,507

Exhibit C

NEW WAY HOMES, INC.
STATEMENT OF FUNCTIONAL EXPENSES
For the Year Ended December 31, 2017

	Program	General & Administration	Fundraising	Total
Interest	$ 30,106	$ -	$ -	$ 30,106
Accounting	-	11,000	-	11,000
Insurance	-	4,907	-	4,907
Legal Expenses	565	3,634	-	4,199
Outside Services	2,888	250	956	4,094
In-Kind Services	-	4,800	-	4,800
Other Costs	1,550	40	-	1,590
Business Registration Fee	-	1,340	-	1,340
Amortization	1,250	-	-	1,250
Travel	768	-	-	768
Subscriptions & Reference Materials	-	404	-	404
Facilities & Equipment	-	370	-	370
Conference and Meeting	127	216	-	343
Printing	149	79	-	228
Postage	61	24	-	85
Supplies	-	83	-	83
Total Functional Expenses	$ 37,464	$ 27,147	$ 956	$ 65,567

NEW WAY HOMES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES

Decrease in Net Assets	$ (25,095)
Adjustments to Reconcile Decrease in Net Assets to Net Cash Provided By Operating Activities:	
Depreciation	27
Amortization	1,250
Increase in:	
Pledges Receivable	(10,000)
Interest Receivable	(23,673)
Prepaid Expenses	(4,966)
Increase (Decrease) in:	
Accounts Payable	(1,108)
Accrued Liabilities	18,380
Deferred Exchange Transaction	111,226
NET CASH PROVIDED BY OPERATING ACTIVITIES	66,041
CASH FLOWS FROM INVESTING ACTIVITIES:	
Related Party Loan	(450,000)
Purchase of Fixed Assets	(1,634)
Work in Process	(1,516)
NET CASH USED BY INVESTING ACTIVITIES:	(453,150)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from Loans	136,500
Restricted Cash - Compensating Balance Account	(6,500)
Capitalized Loan Fees	(9,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	121,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(266,109)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	531,424
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 265,315
SUPPLEMENTAL CASH FLOW DISCLOSURES	
Amount Paid for Interest	$ 30,106

See accompanying notes and independent auditor's report.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 -   NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT POLICIES:

Nature of Activities:

The Organization is a California Not-For-Profit Corporation, which is exempt from Federal income tax under Section 501 (c)(3) of the Internal Revenue Code and by the California Franchise Tax Board. The Organization was formed to significantly increase the availability and affordability of rental housing in the Monterey Bay region and other areas of California to vulnerable and low-income populations by making charitable loans that are used to increase the rate of development of new affordable housing, including within mixed income housing projects by assembling capital from sources that have not typically been investing in affordable housing. Established in 2015, the Organization operates an impact investment fund to finance significant housing development projects to address the region's housing crisis. The New Way Homes impact investment fund enables the development of less expensive rental housing through an array of strategies that include, but are not limited to a lower cost of capital, high density modular construction, and partnerships with local government and nonprofit agencies.

Basis of Accounting:

The financial statements are presented on an accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Basis of Presentation:

Accounting standards require the Organization to report information regarding its financial position and activities according to three classes of net assets: unrestricted net assets, temporarily restricted net assets, and permanently restricted net assets.

Cash and Cash Equivalents:

The Organization considers all highly liquid investments with maturities of three months or less as cash equivalents. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments. The Organization's did not hold any cash equivalents as of December 31, 2017.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 -   NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT POLICIES
(continued):

Use of Estimates:

The preparation of financial statements in conformity with generally accepted
accounting principles requires management to make estimates and assumptions
that affect the reported amounts of assets and liabilities at the date of the financial
statements and the reported amounts of revenues and expenses during the
reporting period. Accordingly, actual results could differ from those estimates.

Public Support and Revenue:

Contributions of cash and other assets are reported as unrestricted, temporarily
restricted, or permanently restricted support depending on the existence and/or
nature of any donor restrictions.

When a donor restriction expires, that is, when a stipulated time restriction ends
or purpose of restriction is accomplished, temporarily restricted net assets are
reclassified as unrestricted net assets and reported in the statement of activities as
net assets released from restrictions.

Pledges to Give:

Contributions are recognized when the donor makes a pledge to give to the
Organization that is, in substance, unconditional. Contributions that are restricted
by the donor are reported as increases in unrestricted net assets if the restrictions
expire in the fiscal year in which the contributions are recognized. All other
donor-restricted contributions are reported as increases in temporarily or
permanently restricted net assets depending on the nature of the restrictions.
When a restriction expires, temporarily restricted net assets are reclassified to
unrestricted net assets. The Organization uses the allowance method to determine
uncollectible unconditional promises receivable. The allowance is based on prior
years' experience and management's analysis of specific promises made. The
Organization's management is of the opinion that all pledges are deemed
collectible, therefore, at December 31, 2017, no allowance for uncollectible
amounts had been provided.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 -   NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT POLICIES (continued):

In Kind Contributions:

In-kind contributions are recognized in the financial statements at fair market value at the date of contribution. Contributed services that require a specialized skill and which the Organization would have paid for if not donated are recorded at the estimated fair market value at the time the services are rendered. During the fiscal year under audit the organization received donated accounting services meeting the recognition criteria. The organization values those services at $4,800.

Property, Equipment and Depreciation:

It is a policy of the Organization only to capitalize property and equipment acquisitions in excess of $1,000. Acquisitions of lesser amounts are expensed.

Purchased property and equipment are stated at cost. Donated assets and materials are recorded at their fair market value at the date of the gift.

Depreciation is computed using the straight-line method of accounting over the assets' estimated useful lives. Any impaired assets are written down to their actual value.

NOTE 2 -   CASH AND EQUIVALENTS:

At December 31, 2017, the Organization's cash and cash equivalents are comprised of interest bearing checking and savings accounts. $100,000 is restricted for the funding of new construction projects with a primary focus on residential units for permanent supportive housing, low-income housing, workforce housing, and/or housing where the primary beneficiary are groups struggling to maintain housing in the Monterey Bay Region. $6,500 is restricted as a cash collateral account for the Housing Trust of Silicon Valley Loan and is required to be kept in a separate account (see Note 5).

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 3 -   CONCENTRATION OF CREDIT RISK:

Deposits with banks and certain financial institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to an aggregate balance of $250,000 per depositor. The Organization maintains deposits with one bank and, from time to time, the balance may exceed the insured amount. As of December 31, 2017, the amount exceeding the federally insured limit, and therefore not covered by FDIC insurance, was $23,053.

NOTE 4 -   NOTE RECEIVABLE – RELATED PARTY:

In 2016 and 2017 the Organization made loans totaling $150,000 and $450,000 respectively, to Envision I, LLC for predevelopment purposes, as part the organization's mission. The President of the Organization, Sibley Verbeck Simon, is a co-Managing Member and a co-owner of Envision I, LLC (Note 11).

The interest accrues on the related party notes at 6%. All principle and accrued interest is payable on October 14, 2022. As of December 31, 2016 the related party note receivable principle balance was $150,000 and the accrued interest receivable was $1,943. As of December 31, 2017 the related party note receivable principle balance was $600,000 and the accrued interest receivable was $25,616.

Envision I, LLC has a line of credit with the Organization and can borrow up to $900,000. As of December 31, 2017 Envision I, LLC had unused credit with the Organization in the amount of $300,000.

NOTE 5 -   NOTES PAYABLE:

In May of 2016 the Organization issued a "Private Placement Memorandum" in order to offer up to $500,000 in "First Project Development Notes" (FPDN) and $10,000,000 "New Way Homes Investment Notes" (NWHN) in order to finance the creation of new rental housing units that will increase the equitable access to housing in the Monterey Bay.

The Notes are unsecured and speculative and investment in the Notes involves a high degree of risk. These promissory notes, offered as securities, have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any applicable state or foreign securities laws, nor has the United States Securities and Exchange Commission (the "SEC") or any state or foreign regulatory

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 5 -   NOTES PAYABLE (continued):

authority passed upon the accuracy of, or adequacy of, the Private Placement Memorandum, or endorsed the merits of the offering.

The Notes are offered to "accredited investors" as defined in rule 501 of Regulation D promulgated under the Securities Act, and all investors are subject to verification by the Organization of the investor's status as an accredited investor. Each investor must represent that he/she/it can bear the economic risk of losing the entire investment and that he/she/it has knowledge and experience in financial matters and is capable of evaluating the relative risk and merits of this investment. The Notes are subordinated to current and future obligations of the Organization.

First Project Development Notes (FPDN):

As of December 31, 2017 the Organization had raised $320,000 in FPDN, paying 10% simple interest through June 28, 2018. On June 28, 2018 the FPDNs will be converted to NWHNs with the same principle balance as the FPDNs and with maturity dates of June 28, 2028.

New Way Homes Investment Notes (NWHN):

As of December 31, 2017 the Organization had raised $50,000 in NWHN. The NWHN mature on June 28, 2028 and interest will accrue in an amount that will depend on the Organization's top-line revenue stream with a minimum of the applicable federal rate on the date of note and a maximum of 9% annually.

Housing Trust of Silicon Valley:

On August 9, 2017 the Organization was approved for a $200,000 predevelopment loan from the Housing Trust of Silicon Valley (Lender) for the sole purpose of making a predevelopment loan to Envision I, LLC. Envision I, LLC will utilize the loan funds that it receives from the Organization for the sole purpose of paying for Lender approved predevelopment costs in connection with the development of an affordable housing project for people exiting chronic homelessness, on a portion of the property located at 115 and 119 Coral St. The project will provide 99 affordable units for households earning 50% of the area median income or below and one unit for the property manager.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 5 -   NOTES PAYABLE (continued):

Housing Trust of Silicon Valley (continued):

As security for the loan the Organization must fund a "cash collateral account" equal to the total amount of Predevelopment Disbursements.

The interest rate on the note is 5% with monthly interest only payments due on the 1st of the month beginning September 1, 2017. The unpaid principle balance is payable on August 9, 2020.

As of December 31, 2017 the only disbursements from the loan were $6,500 for loan closing costs.

Future Maturities of Debt:

The future maturities of debt are as follows:

Year Ending December 31,	
2018	$ -
2019	-
2020	6,500
2021	-
2022	-
Thereafter	370,000
	$376,500

NOTE 6 -   PROPERTY AND EQUIPMENT:

At December 31, 2017, the assets and related accumulated depreciation balances are as follows:

	Cost	Accumulated Depreciation	Net
Computers	$ 1,634	$ 27	$ 1,607
Total	$ 1,634	$ 27	$ 1,607

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 7 -   WORK IN PROCESS/DEFERRED EXCHANGE TRANSACTION:

During 2017 the Organization received a grant from the Central California Alliance for Health (the Alliance) which it has determined to be an exchange transaction. The grant is for $150,000 and is for the purpose of supporting the planning of a new supportive housing project at 115 and 119 Coral Street, Santa Cruz, CA. Since the Organization is not able to use this grant as part of the investment fund, they will use the grant to pay for project related costs directly. As of December 31, 2017 the Organization had received $112,500 of the $150,000 allocated through this grant and $1,274 had been used for project specific costs. The project specific costs are included on the balance sheet in the Work in Process asset account. The amount of the grant that had been received but not disbursed as of December 31, 2017 was $111,226 and is shown on the balance sheet as a Deferred Exchange Transaction liability.

NOTE 8 -   UNCERTAIN TAX POSITIONS:

The Organization implemented the new accounting standards associated with uncertainty in income taxes. Accordingly, the Organization shall initially recognize the financial statement effects of a tax position when it is more-likely-than-not, based on the technical merits, that the position will be sustained upon examination. The Organization believes that it has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements.

For the federal tax jurisdiction, tax years for 2014 through 2017 remain open and could be subject to examination. For the state tax jurisdiction, the tax years 2013 through 2017 remain open and subject to examination.

NOTE 9 -   TEMPORARILY RESTRICTED NET ASSETS:

In year ending December 31, 2016 the Organization received a $500,000 temporarily restricted, recoverable grant from the Silicon Valley Community Foundation for the funding of new construction projects with a primary focus on residential units for permanent supportive housing, low income housing, workforce housing, and/or housing where the primary beneficiary are groups struggling to maintain housing in the Monterey Bay Region. The Organization is required to repay any income generated from the grant principle, with 0% interest, after the end of the grant period, June 30, 2026. As of December 31, 2017, Management asserts that there will be no amount due at the end of the grant period and therefore has not recorded a liability.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 9 - TEMPORARILY RESTRICTED NET ASSETS (continued):

As of December 31, 2016 the Organization had not used the funds and the full balance of $500,000 was still temporarily restricted. During the year under audit, $400,000 of these temporarily restricted funds were lent out to Envision I, LLC (Note 11) for predevelopment purposes and were therefore released from restrictions leaving a balance of $100,000 temporarily, purpose restricted.

During 2017 the Organization received an unconditional promise to give in the amount of $10,000. The contribution is time restricted for 2018 operational expenses and is therefore included in temporarily restricted net assets.

NOTE 10 - RELATED PARTY TRANSACTIONS:

Envision I, LLC:

In 2016 and 2017 the Organization made loans totaling $150,000 and $450,000 respectively, to Envision I, LLC for predevelopment purposes, as part the organization's mission. The President of the Organization, Sibley Verbeck Simon, is a co-Managing Member and a co-owner of Envision I, LLC.

The interest accrues on the related party notes at 6%. All principle and accrued interest is payable on October 14, 2022. As of December 31, 2016 the related party note receivable principle balance was $150,000 and the accrued interest receivable was $1,943. As of December 31, 2017 the related party note receivable principle balance was $600,000 and the accrued interest receivable was $25,616.

Envision Housing, LLC:

Envision I, LLC has a contract with Envision Housing, LLC for predevelopment services. The President of the organization, Sibley Verbeck Simon, is a Co-Managing Member and a Co-Owner of Envision Housing, LLC and Envision I, LLC. During the years ending December 31, 2016 and 2017, Envision I, LLC paid Envision Housing LLC $107,478 and $360,000, respectively.

NOTE 11 - DONOR CONCENTRATION:

The Organization received 100% of its cash donations in the year ending December 31, 2017, from one individual, a related party donor.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 12 -   LAPSE IN INSURANCE COVERAGE:

The Organization obtained liability insurance coverage in May 2017. Prior to May 2017 the Organization was uninsured.

NOTE 13 -   SUBSEQUENT EVENTS:

During 2018 the Organization obtained additional financing from six new accredited investors in the aggregate amount of $255,000. The notes have 10 year maturities and will pay 10% simple interest until June 28, 2018. After June 28, 2018 interest will accrue in an amount that will depend on the Organization's top-line revenue stream with a minimum of the applicable federal rate on the date of note and a maximum of 9% annually (See Note 5).

In February of 2018 the Organization made an additional $200,000 disbursement to Envision I, LLC against the Line of Credit (Note 4).

In March of 2018 the Organization was approved for a $200,000 loan from Dignity Health.

In June of 2018 the Organization was approved for a $200,000 loan from the Religious Community Investment Fund.

In June of 2018 the Organization was approved for a $250,000 loan from Adrian Dominican Sisters Community Investment Fund and is scheduled to close the loan in September 2018.

In August of 2018 the Organization was approved for a $350,000 loan from the Community Foundation Santa Cruz County and a $30,000 loan from the Northern California Community Loan Fund.

New Way Homes, Inc. has evaluated events subsequent to December 31, 2017, to assess the need for potential recognition or disclosures in the financial statements. Such events were evaluated through September 9, 2018, the date these financial statements were available to be issued. Based upon this evaluation, it was determined that no other subsequent events occurred that require recognition or additional disclosure in the financial statements.